Exhibit 99.15

Mailing Address:	Location:
PO Box 9431 Stn Prov Govt	2nd Floor - 940 Blanshard Street
Victoria BC V8W 9V3	Victoria BC
www.corporateonline.gov.bc.ca	1 877 526-1526

CERTIFIED COPY
Of a Document filed with the Province of
British Columbia Registrar of Companies

Notice of Articles
BUSINESS CORPORATIONS ACT	CAROL PREST

This Notice of Articles was issued by the Registrar on: April 29, 2021 04:39 PM Pacific Time

Incorporation Number:	BC1291251

Recognition Date and Time: February 26, 2021 08:50 AM Pacific Time as a result of an Amalgamation

NOTICE OF ARTICLES

Name of Company:
AYR WELLNESS INC.

REGISTERED OFFICE INFORMATION

Mailing Address:	Delivery Address:

SUITE 1700, PARK PLACE	SUITE 1700, PARK PLACE
666 BURRARD STREET	666 BURRARD STREET
VANCOUVER BC V6C 2X8	VANCOUVER BC V6C 2X8
CANADA	CANADA

RECORDS OFFICE INFORMATION

Mailing Address:	Delivery Address:

SUITE 1700, PARK PLACE	SUITE 1700, PARK PLACE
666 BURRARD STREET	666 BURRARD STREET
VANCOUVER BC V6C 2X8	VANCOUVER BC V6C 2X8
CANADA	CANADA

Page: 1 of 3

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Burggraeve, Chris

Mailing Address:	Delivery Address:
26TH FLOOR, 590 MADISON AVENUE	26TH FLOOR, 590 MADISON AVENUE
NEW YORK NY 10022	NEW YORK NY 10022
UNITED STATES	UNITED STATES

Last Name, First Name, Middle Name:
Isaacson, Glenn Howard

Mailing Address:	Delivery Address:
26TH FLOOR, 590 MADISON AVENUE	26TH FLOOR, 590 MADISON AVENUE
NEW YORK NY 10022	NEW YORK NY 10022
UNITED STATES	UNITED STATES

Last Name, First Name, Middle Name:
Karger, Louis F,

Mailing Address:	Delivery Address:
26TH FLOOR, 590 MADISON AVENUE	26TH FLOOR, 590 MADISON AVENUE
NEW YORK NY 10022	NEW YORK NY 10022
UNITED STATES	UNITED STATES

Last Name, First Name, Middle Name:
Miles, Charles

Mailing Address:	Delivery Address:
26TH FLOOR, 590 MADISON AVENUE	26TH FLOOR, 590 MADISON AVENUE
NEW YORK NY 10022	NEW YORK NY 10022
UNITED STATES	UNITED STATES

Last Name, First Name, Middle Name:
Menzies, Steve

Mailing Address:	Delivery Address:
26TH FLOOR, 590 MADISON AVENUE	26TH FLOOR, 590 MADISON AVENUE
NEW YORK NY 10022	NEW YORK NY 10022
UNITED STATES	UNITED STATES

Last Name, First Name, Middle Name:
Pfeiffer, William

Mailing Address:	Delivery Address:
2000 DOGWOOD HILL	26TH FLOOR, 590 MADISON AVENUE
TALLAHASEE FL 32308	NEW YORK NY 10022
UNITED STATES	UNITED STATES

Page: 2 of 3

Last Name, First Name, Middle Name:
Sandelman, Jonathan

Mailing Address:	Delivery Address:
26TH FLOOR, 590 MADISON AVENUE	26TH FLOOR, 590 MADISON AVENUE
NEW YORK NY 10022	NEW YORK NY 10022
UNITED STATES	UNITED STATES

RESOLUTION DATES:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

November 4, 2020

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Multiple Voting Shares	Without Par Value
With Special Rights or
Restrictions attached

2.	No Maximum	Subordinate Voting Shares	Without Par Value

With Special Rights or
Restrictions attached

3.	No Maximum	Restricted Voting Shares	Without Par Value

With Special Rights or
Restrictions attached

4.	No Maximum	Limited Voting Shares	Without Par Value

With Special Rights or
Restrictions attached

Page: 3 of 3